UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-10-4
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                       Great Neck, NY 11021 (516-487-1446)
  ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2003
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                `                         Page 2

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Bruce J. Haber
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                              1,002,216
                      -------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                        -----------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                    1,002,216
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,002,216
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
         Excludes 526,662 shares owned by Louis Buther and the anti-dilution rights granted to BJH Management LLC to maintain on behalf of itself and/or its transferees, a minimum combined 17.5% beneficial ownership of the issuer on a fully diluted basis through January 31, 2004.
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.3%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          Page 3
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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Louis Buther
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 526,662
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                             526,662
                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             526,662
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
         Excludes 1,002,216 shares owned by other members of the group and the anti-dilution rights granted to BJH Management LLC through January 31, 2004.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
-----------------------------------------------------------------------------

                                                                          Page 4
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     BJH Management, LLC
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO (services rendered)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-----------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON                            1,002,216
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                                    1,002,216
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,002,216
-----------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
           Excludes 526,662 shares owned by Louis Buther and the anti-dilution rights granted to BJH Management LLC to maintain on behalf of itself and/or its transferees a minimum combined 17.5% beneficial ownership of the issuer on a fully diluted basis through January 31, 2004.
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.3%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
               CO
-----------------------------------------------------------------------------

                                                                          Page 5
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Michela I. Haber
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                              1,002,216
                        -----------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                         ----------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                    1,002,216
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,002,216
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
         Excludes 526,662 shares owned by Louis Buther and the anti-dilution rights granted to BJH Management LLC to maintain on behalf of itself and/or its transferees a minimum combined 17.5% beneficial ownership of the issuer on a fully diluted basis through January 31, 2004.
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.3%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Jessica L. Haber Trust
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                              1,002,216
                        -------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                                    --------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                    1,002,216
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,002,216
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
         Excludes 526,662 shares owned by Louis Buther and the anti-dilution rights granted to BJH Management LLC to maintain on behalf of itself and/or its transferees a minimum combined 17.5% beneficial ownership of the issuer on a fully diluted basis through January 31, 2004.
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.3%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               00(TRUST)

This entire Schedule 13D gives effect to a planned one-for-40 reverse stock split, unless noted otherwise. See Item 4.

Item 1.  Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background
                Bruce J. Haber

                (a)       Bruce J. Haber

                (b)       c/o BJH Management, LLC
                          145 Huguenot Street, Suite 405, New Rochelle,
                          NY 10801

                (c) Employed by the Issuer effective December 30, 2002 and by BJH Management, LLC, a management firm specializing in turn around consulting and private equity investments at the address indicated above. Mr. Haber became Chairman of the Board and Chief Executive Officer of the Issuer as of January 31, 2003, at which time the Issuer became current with all reports due under the Exchange Act.

                (d)       Not applicable

                (e)       Not applicable

                (f)       U.S.A.

                Louis Buther

                (a)      Louis Buther

                (b)      205 Ridgefield Avenue, South Salem, NY 10590

(c) Employed by the Issuer effective December 30, 2002 and became President of the Issuer as of January 31, 2003, at which time the Issuer became current with all Exchange Act Reports

                (d)      Not applicable

                (e)      Not applicable

                (f)      U.S.A

                BJH Mangement, LLC

                (a)      BJH Management, LLC

                (b)      145 Huguenot Street, Suite 405, New Rochelle, NY 10801


                (c) Management consulting firm specializing in turn around consulting and private equity investments at the address indicated above.

                                                                          Page 8
                (d)      Not applicable

                (e)      Not applicable

                (f)      State of Incorporation:  New York

The Jessica L. Haber Trust

         (a)&(b) The Jessica L. Haber Trust, 65 the Oaks, Roslyn Estates, N.Y.11576

         (c) Family Trust

         (d) Not applicable

         (e) Not applicable

         (f) New York

         Michela I. Haber

         (a)&(b) Michela I Haber, 65 the Oaks, Roslyn Estates,
         N.Y.11576

         (c) Michela I. Haber's occupation is as a Jounalist. She is acting as Trustee for her daughter's Trust. Her husband is Bruce J. Haber.

         (d)  Not applicable

         (e)  Not applicable

         (f)  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration

          Effective December 30, 2002, 11,502,970 pre-split shares were issued to BJH Management, LLC for services rendered in connection with a consulting agreement dated October 15, 2001 and a superseding stock issuance agreement dated December 30, 2002. On February 27, 2003, the 11,502,970 pre-split shares were increased to 13,942,994 pre-split shares (348,575 post-split shares) to correct a mathematical (typographical) error pursuant to a February 12, 2003 amendment to the Stock Issuance Agreement. On or about February 28, 2003, BJH transferred 5,975,569 pre-split shares (149,389 post-split shares) to Louis Buther for services rendered and the remaining 7,967,425 pre-split shares (199,186 post-split shares) were gifted to an irrevocable Trust, the Jessica L. Haber Trust, with Michela I. Haber as trustee. Michela I. Haber is the wife of Bruce J. Haber and Jessica L. Haber is their daughter. In June 2003, Messrs. Haber and Buther purchased subordinated promissory notes which convert into 500,000 shares and 150,000 shares, respectively, of Common Stock of the Issuer at a price of $.40 per share on the effective date of the reverse stock split.

Item 4.  Purpose of Transactions

          In December 2002, the Issuer has entered into a Stock Issuance Agreement with BJH Management and Employment Agreements with Bruce J. Haber and Louis Buther to provide for the services of Messrs. Haber and Buther. A summary of these agreements is as follows:

Consulting Agreement with BJH Management, LLC

          On October 15, 2001, the Company entered into a consulting agreement (the "Consulting Agreement") with BJH Management, LLC ("BJH"), a New York based company, to act as a consultant to the Company for an initial three-month period. The term of the Consulting Agreement was subsequently extended to December 31, 2002. Pursuant to the Consulting Agreement, BJH assigned Bruce J. Haber and Louis Buther to assist the Company with strategic decisions, and day-to-day operations. As compensation for its services, the Company paid BJH a monthly fee of $25,000, plus reimbursement of reasonable and necessary business expenses, subject to prior approval by the Company's Board of Directors. The Consulting Agreement provided for a bonus in the form of a 12.5% equity interest in the Company, on a post-funding basis, if the Company raised a minimum of $1 million in equity capital by the conclusion of the consulting period, or if the Company concluded that it no longer required any or all such additional equity as a result of a debt restructuring on terms acceptable to the Company. Further, BJH was entitled to receive such bonus if either of Messrs. Haber or Buther chose to accept an executive position with the Company after the completion of a funding transaction or debt restructuring. If no such positions were accepted, then the equity participation would have been reduced to 7.5%. In the event the Company was sold within a six-month period commencing on October 22, 2001, BJH would have been entitled to a 10% equity interest.

Stock Issuance Agreement with BJH Management, LLC

          The  Company  has  determined   that  BJH,   through  its  efforts  in
renegotiating and restructuring of certain of the Company's outstanding debt obligations with key creditors, had satisfied a significant portion of the Company's funding and liquidity needs. In addition, Messrs. Haber and Buther have agreed to join the Company as executive officers as set forth in the "Employment Agreements "between the Company and Bruce J. Haber and Louis Buther as described below. Therefore, pursuant to the terms of a Stock Issuance Agreement (as amended February 12, 2003 to correct a typographical error) and as additional consideration for agreeing to enter into the Employment Agreements, the Company agreed to issue to BJH 13,942,994 pre-split shares (348,575 post-split shares) of common stock, which is equal to 17.5% of the fully diluted common shares outstanding (the "Initial Shares"). The fully diluted common shares outstanding is defined as the outstanding shares of the Company plus the number of shares issuable upon exercise of options/warrants that are exercisable pre-split at $.25 or less and post-split at $10.00 or less.

          The Stock Issuance Agreement also provides for the following: On or before January 31, 2004, provided that (i) that the Employment Agreements is then still in full force and effect on December 31, 2003 (the "Anniversary Date"), and (ii) during the period commencing on January 1, 2003 and ending on the Anniversary Date (the "One-Year Period"), the Company has sold additional shares of Common Stock or Common Stock equivalents (exclusive of any shares of Common Stock issued pursuant to the exercise or conversion, as the case may be, of options, warrants, convertible debt or other derivative securities outstanding on the date hereof), BJH shall have the right (the "Anti-Dilution Right") to purchase from the Company, at a purchase price of $.005 per share, additional shares of Common Stock (the "Additional Shares"), such that, upon the purchase of such Additional Shares, BJH's ownership interest in the Company, on a fully diluted basis, after the purchase of any such Additional Shares, when aggregated with the Initial Shares, equals 17 1/2 % of the Company on a fully diluted basis as of the Anniversary Date, provided, however, that such Anti-Dilution Right shall only apply to up to $2,000,000 of actual Equity Issuances (meaning stock or common stock equivalents sold for cash consideration in a private placement or public offering) closed by the Company during the One Year Period. For the avoidance of doubt, it is expressly understood and agreed by the parties that the foregoing Anti-Dilution Right only applies to the first $2,000,000 (or such lesser amount) of Equity Issuances actually closed by the Company during the One Year Period. Consequently, in the event and to the extent that the Company effects Equity Issuances during the One Year Period in excess of $2,000,000, BJH's ownership interest in the Company will be diluted accordingly. Should the Employment Agreements be terminated prior to the Anniversary Date, any Additional Shares acquired by BJH prior to the Anniversary Date shall be forfeited and BJH, simultaneously with the termination of such Employment Agreements, shall be required to sell such Additional Shares back to the Company at the same price paid for the Additional Shares by BJH.

          The Stock Issuance Agreement also provides that the shares acquired by BJH from the Company may not be sold, transferred, assigned, pledged, encumbered or otherwise disposed of for a period of 12 months from the execution of the Stock Issuance Agreement except in the case of a change in control of the Company or to Messrs. Haber or Buther and/or their immediate family members as defined in the Agreement. The Stock Issuance Agreement also provides for certain piggy-back registration rights to register the shares for resale with the Securities and Exchange Commission and notice provisions of at least 30 days before the initial filing of the Registration Statement with the Commission.


          The Company paid BJH consulting fees and reimbursable expenses of $69,355 and $439,975 for the period ended December 31, 2001, and the period from January 1, 2002 to December 31, 2002, respectively.


Employment Agreements with Bruce J. Haber and Louis Buther

          Effective December 30, 2002, the Company has entered into Employment Agreements (the "Employment Agreements") with Bruce J. Haber and Louis Buther. for an initial term of 18 months subject to an automatic annual renewal unless terminated 90 days prior to the end of the term of these Agreements. Pursuant to the Agreements, Mr. Haber commenced serving as the Company's Chief Executive Officer and was elected to the Company's Board of Directors, initially as Chairman and Mr. Buther became its President, all of which became effective January 31, 2003. Messrs. Haber and Buther will perform the duties customary for an executive of such rank with a public company. Messrs. Haber and Buther will be based in New York City and are not required to relocate without each person's respective consent. Mr. Haber will not be required to devote his full-time to the Company, but will be required to devote such time as is necessary for the performances of his duties. Mr. Buther will be required to devote his full business time to the Company.

          For Mr. Haber's services, he will receive an annual base compensation of $175,000 (the "Haber Base Salary") payable in semi-monthly installments or otherwise in accordance with Company policies. For Mr. Buther's services, he will receive annual base compensation of $161,000 (the "Buther Base Salary"), payable in semi-monthly installments or otherwise in accordance with Company policies. In addition, in the event that pre-tax profits before Management's bonuses are at least $1,035,000 for a calendar year, then Messrs. Haber and Buther shall receive a bonus of $50,000 each, increasing to $75,000 each, if pre-tax profits are $1,150,000 plus 6% each of pre-tax profits over $1,150,000. Such bonus, if earned, will be paid within 30 days after the end of each fiscal year end of the Company. The Company will reimburse Messrs. Haber and Buther for all ordinary and necessary business expenses incurred in connection with the performance of their duties and responsibilities. Messrs. Haber and Buther shall be entitled to indemnification for any claim or lawsuit, which may be asserted against them when acting in a capacity for the Company or any subsidiary or affiliated business. Messrs. Haber and Buther shall also be entitled to participate in officers and directors liability insurance maintained by the Company and any subsidiary or affiliated business.

          The Employment Agreements provide that all proprietary information inventions and trade secret information of the Company shall belong exclusively to the Company, including all patents, copyrights and other rights in connection therewith. At all times, both during the term of the Employment Agreements and after termination thereof for any reason whatsoever, Messrs. Haber and Buther agree to keep in strict confidence and trust all proprietary information and that they will not use or disclose any proprietary information except as may be necessary in the ordinary course of performing their duties under the Services Agreements. All inventions and invention ideas developed by Messrs. Haber and Buther in connection with their Employment Agreements shall belong to the Company as its sole property and each person grants to the Company an assignment of all right, title and interest pertaining thereto. During the term of the Employment Agreements and for a period of six months thereafter, Messrs. Haber and Buther and BJH agree that they will not (i) directly or indirectly engage in or become interested in any business enterprise which is engaged in the current business of the Company, other than a maximum ownership interest of 5% of any publicly traded company that is in the current business of the rental of surgical equipment to healthcare providers; (ii) directly or indirectly participate for their own benefit in the solicitation of any business of any type conducted by the Company from any person or entity which was a client or customer of the Company during the term of the Services Agreements; or (iii) directly or indirectly recruit for employment, or induce or seek to cause such person to terminate his or her employment with the Company, any person who is then an employee of the Company or was an employee of the Company during the preceding six months, provided that the foregoing shall not apply to the recruiting for employment of Messrs. Haber and Buther and Fran Barr. The Employment Agreements provide for termination of the Agreements for cause after giving notice to Messrs.Haber and/or Buther or if they violate the restrictive covenants, they are found to have committed an act of fraud, embezzlement, or theft against the property or personnel of the Company or convicted of a felony or other criminal conduct that would be expected to materially adversely affect the Company's business, prospects, results of operations or financial condition. The Employment Agreements may be terminated by the Company upon the death or 12-month disability of Messrs. Haber or Buther or without cause by giving written notice.. Messrs. Haber and/or Buther may also terminate their respective Employment Agreements at any time by giving 30 days prior written notice to the Company. In all such cases, Messrs Haber and Buther shall be entitled to receive their earned and unpaid base salary and Milestone Bonuses earned and unpaid through the effective date of termination. In the case of termination without cause, Mr. Haber shall be entitled to receive an amount equal to 50% of the then current annual Haber Base Salary and reasonably incurred expenses through the termination date. Mr. Buther shall be entitled to receive an amount equal to the unpaid Buther Base Salary through the termination date of his Employment Agreement. Upon termination of the Employment Agreement for cause, Haber/Buther shall immediately resign as a director of the Company unless otherwise agreed to by the Company and Messrs. Haber and Buther.

          The foregoing transactions were designed to help restructure the debt of the Issuer and upon the successful conclusion of the debt restructuring to put new management in place in the Issuer by electing Bruce J. Haber as its Chairman of the Board and Chief Executive Officer and Louis Buther as its President. The foregoing transactions include the issuance of 13,942,994 pre-split shares which is equivalent to 348,575 post-split shares of common stock to BJH Management, LLC and the subsequent transfer of 7,967,425 pre-split shares (199,186 post-split shares) to The Jessica L. Haber Trust, with Michela
I. Haber as Trustee and 5,975,569 pre-split shares (149,389 post-split shares) to Louis Buther.

          There are no plans or proposals which would result in the matters described in items 4(a) - (j), except as follows:

          In June 2003, the Issuer completed a private placement of $1,000,000 of its subordinated promissory notes (the "Notes"). The terms of the offering and the Notes are summarized as follows:

               o 50 Units were offered on a "best efforts" basis at a purchase price of $20,000 per Unit with each Unit consisting of a Subordinated Promissory Note in the principal amount of $20,000;

               o    The Notes shall be subordinated to all institutional leasing
                    and  other  types  of  senior  indebtedness,   both  current
                    indebtedness and indebtedness incurred in the future;

               o Interest shall be at a rate of 6% per annum payable at the earlier of maturity, conversion or redemption. Interest shall retroactively increase to 12% per annum if the Stockholder Matter as defined below is not approved by August 7, 2003;

               o If the Stockholder Matter is not approved by August 7, 2003, the Notes shall be prepayable at the option of the Issuer at 110% of the face value and a security interest in all the assets of the Issuer shall be given to all Note holders to the extent permitted by law and subject to the priority liens of holders of senior indebtedness;

               o The convertibility of the Notes is subject to stockholder approval of a one-for-40 Reverse Stock Split and a proportionate increase in the par value of Emergent's Common Stock from $.001 per share to a new par value of $.04 per share (collectively herein referred to as the "Stockholder Matter").

               o In the event stockholders approve the Stockholder Matter, the Notes shall automatically convert into Common Stock on the effective date of the Reverse Stock Split at the conversion rate of $2.00 of principal into five post-split shares of Common Stock (equivalent to 100 pre-split shares of Common Stock); and

               o Interest on the Notes will be payable in cash unless an affirmative election is made by the Note holders to receive Common Stock in lieu thereof at a conversion price that will be no lower than the conversion rate.

          Of the $1,000,000 raised, $200,000 was invested by Mr. Haber and $60.000 was invested by Louis Buther.

          Emergent intends to promptly file an Information Statement with the Securities and Exchange Commission with respect to the Stockholder Matter. It is anticipated that the Information Statement will be mailed to stockholders on or about July 14, 2003 and that stockholders consisting of its officers and directors holding at least a majority of the outstanding shares of Common Stock of Emergent will submit to the Secretary of Emergent their consent to the Stockholder Matter on or about August 4, 2003. It is also expected that the reverse stock split will become effective on the close of business on August 29, 2003.

          This entire Schedule 13D gives retroactive effect to the one-for-40 reverse stock split as if the stock split was completed as of the filing date of this Schedule 13D, unless noted otherwise.

Item 5.  Interest in Securities of the Issuer

          (a) - (b) As of June 27, 2003, the Issuer has 4,183,946 shares issued and outstanding. Of the 4,183,946 shares outstanding, 1,002,216 shares or 22.3% of the outstanding shares of the Issuer's common stock may be deemed to be beneficially owned by BJH Management, Bruce J. Haber, Michela I. Haber, as trustee and spouse of Bruce J. Haber and the Jessica L. Haber Trust. They have the shared power to vote and dispose of such 1,002,216 shares. Of the 1,002,216 shares, the Jessica L. Haber Trust directly owns 199,186 shares which Mr.
Haber's wife, Michela I. Haber, is trustee. Mr. Haber disclaims beneficial ownership of these 199,186 shares held by his daughter's trust. Mr. Louis Buther has the sole right and power to vote and dispose of 526,662 shares, representing 11.9% of the outstanding shares of the Issuer's Common Stock. The foregoing excludes BJH Management's anti-dilution rights to maintain on behalf of itself or its transferees a minimum combined 17.5% of the outstanding shares on a fully diluted basis through January 31, 2004.

          (c) Reference is made to the description of transactions described herein.

          (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          Reference is made to the description of contracts and transactions described in Item 4.

Item 7. Materials to be filed as Exhibits

          a) Stock Issuance Agreement with BJH Management, LLC dated December 30, 2002. (1)

          b) Employment Agreements with BJH Management, LLC dated December 30, 2002 for the services of Bruce J. Haber and Louis Buther.(1)

          c) February 12, 2003 Amendment to Stock Issuance Agreement to correct a typographical error.(2) ----------

          (1) Incorporated by reference to Schedule 13D filed with the SEC on January 8, 2003.

          (2) Incorporated by reference to Schedule 13D filed with the SEC on March 3, 2003.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2003

Reporting Person:          Bruce J. Haber

Signature:               /s/ Bruce J. Haber
           --------------------------------------------
                             Bruce J. Haber


Reporting Person:          Louis Buther

Signature:               /s/ Louis Buther
           --------------------------------------------
                             Louis Buther


Reporting Person:          BJH Management, LLC


By:                      /s/ Bruce J. Haber
           --------------------------------------------
                         Bruce J. Haber, President


Reporting Person:          The Jessica L. Haber Trust


Signature:  /s/ Michela I. Haber, Trustee
           ----------------------------------------------------
           Michela I. Haber as Trustee for The Jessica L. Haber
           Trust


Reporting Person:          Michela I. Haber


Signature:               /s/ Michela I. Haber
           --------------------------------------------
                         Michela I. Haber